U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1, Investment Company Act File Number: 811-05962				Date examination completed: December 31, 2017

2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:
Conservative Allocation Portfolio
Moderate Allocation Portfolio
Total Stock Market Index Portfolio
Total International Stock Market Index Portfolio
Global Bond Index Portfolio

4. Address of principal executive office: (number, street, city, state, zip code)
100 Vanguard Boulevard, Malvern, PA 19355

Report of Independent Accountants

To the Board of Trustees of The Vanguard Group of Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the funds listed within Attachment A (the Funds ) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ( the Act ) as of December 31, 2017. The Funds management is responsible for its assertion and the Funds compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2017, and with respect to agreement of security purchases and sales, for the periods noted within Attachment A:

  Confirmation of all securities held by VAST, the Funds transfer agent, in book entry form;
  Reconciliation of all such securities to the books and records of the Funds and VAST; and
  Agreement of 2 security purchases and 2 security sales or maturities per fund since our last report from the books and records of the Funds to VAST.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with the specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f- 2 of the Investment Company Act of 1940 as of December 31, 2017 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/PricewaterhouseCoopers LLP Philadelphia, Pennsylvania February 14, 2018

Attachment A

Vanguard Fund of Funds	Period

Vanguard Valley Forge Fund:
Vanguard Managed Payout Fund	08/29/2017 1 12/31/2017

Vanguard Variable Insurance Funds:
Conservative Allocation Portfolio	08/29/2017 1 12/31/2017
Moderate Allocation Portfolio	08/29/2017 1 12/31/2017
Total Stock Market Index Portfolio	08/29/2017 1 12/31/2017
Total International Stock Market Index Portfolio	09/07/2017 2 12/31/2017
Global Bond Index Portfolio	09/07/2017 2 12/31/2017

1 Date of our last examination 2 Commencement of operations

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the funds listed within Attachment A (the Funds ), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f- 2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f -2 as of December 31, 2017, and for the periods noted within Attachment A.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f- 2 of the Investment Company Act of 1940 as of December 31, 2017, and for the periods noted within Attachment A, with respect to securities reflected in the investment accounts of the Funds.

The Vanguard Group of Funds

By:
/s/ Mortimer J. Buckley
Mortimer J. Buckley
Chief Executive Officer for each of the Funds

Date:	February 14, 2018

By:	/s/ Thomas J. Higgins
Thomas J. Higgins
Chief Financial Officer for each of the Funds

Date:	February 14, 2018

Attachment A

Vanguard Fund of Funds	Period

Vanguard Valley Forge Fund:
Vanguard Managed Payout Fund	08/29/2017 1 12/31/2017

Vanguard Variable Insurance Funds:
Conservative Allocation Portfolio	08/29/2017 1 12/31/2017
Moderate Allocation Portfolio	08/29/2017 1 12/31/2017
Total Stock Market Index Portfolio	08/29/2017 1 12/31/2017
Total International Stock Market Index Portfolio	09/08/2017 2 12/31/2017
Global Bond Index Portfolio	09/08/2017 2 12/31/2017

1 Date of our last examination 2 Commencement of operations